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                                                                    EXHIBIT 99.5



                       [MARCAM SOLUTIONS NEWS LETTERHEAD]

                INVENSYS PLC TO ACQUIRE MARCAM SOLUTIONS, INC.


NEWTON, MASSACHUSETTS -- MAY 27, 1999 -- Invensys plc and Marcam Solutions, Inc. (NASDAQ Trading Symbol: MRCM) announced today that Invensys has entered into a definitive agreement to acquire Marcam for $7.50 per share in cash, or approximately $60 million.

Marcam is a Massachusetts-based software company, which specialities in enterprise resource planning and enterprise asset management applications for industrial customers. The company's products provide customers with the necessary enterprise-wide financial, planning, and production information to improve the productivity of their business and manufacturing operations. The company employs 715 employees and has more than 1,400 customers in 40+ countries worldwide. For the twelve months ended September 30, 1998. Marcam had sales of $124.52 million, which yielded an operating loss of $6.2 million.

"We believe that Marcam with their Windows NT and Object-based ERP and Asset Management Software products, is a clear technology leader in Enterprise Management Systems," said Allen Yurko, Chief Executive of Invensys. "Combining Marcam software with our highly successful Wonderware FactorySuite will enable us to offer a complete software solution to the process automation market. This proposed acquisition provides further evidence of our strategy to enhance our leadership position in the Automation and Controls industry."

"The acquisition of Marcam is a major step toward realizing our vision of a real time, bottoms up, plant-focused ERP system," says Roy Slavin, President and Chief Executive Officer of Wonderware (a member of the Invensys Intelligent Automation Division. "The combination of Marcam, our FactorySuite and the commercial simulation software from our sister company, Simulation Science will enable us to extend our already broad software product offerings into the higher end world of enterprise software."

"This acquisition shows the depth of commitment to our 'Sensor to Boardroom' strategy," added George Sarney, Division Chief Executive of the Invensys Intelligent Automation Division. "We believe Wonderware's presence as a leading source of plant data and Marcam's position as a leading Enterprise Resource Planning (ERP) supplier for the process industry will enable a new generation of plant-centric information systems."

"At Marcam, we are pleased with this acquisition and what it means for our stockholders, employees and customers," said Jonathan Crane, Marcam Chairman, President and Chief Executive Officer. "We are all very appreciative of the confidence Invensys has in Marcam as evidenced by this merger. We are confident our employees and affiliates will gain from the much larger size of the Intelligent Automation division at Invensys and Wonderware's standing in a very competitive marketplace. We also believe our customers will benefit from the increased viability of Marcam as well as access to a more comprehensive solution for achieving enterprise excellence."

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Marcam Solutions - News and Events                                  Page 2 of 3

The offer was unanimously approved by Marcam's Board of Directors. Under the terms of the merger agreement with Marcam, a subsidiary of Invensys is expected to start a tender offer for all of the outstanding shares of Marcam no later than June 3, 1999. General Atlantic Partners, which beneficially owns approximately 25% of Marcam's stock, and the officers and directors of Marcam have agreed to tender their shares and support the merger.

The offer is subject to the condition that a majority of the shares are tendered and other customary conditions. If the tender offer is successful, it will be followed as promptly as possible by a merger in which any remaining shares of Marcam stock will be converted into the right to receive $7.50 per share in cash.

Invensys plc is a global electronics and engineering company created by the merger of BTR plc and Siebe plc on 4th February, 1999. Operating globally through over 500 companies and employing over 120,000 people, Invensys is a worldwide leader in automation and controls. More than 75% of the company's business is controls and automation based, with products ranging from advanced control systems for automating industrial plants and controlling the environments of buildings, to electronic devices found in many domestic and commercial appliances.

CONTACT:
Al Fink
Marcam Solutions, Inc.
(617) 928-8237
al.fink@marcam.com

Charlotte Locke
Marcam Solutions, Inc.
(617) 928-8256
charlotte.locke@marcam.com

ABOUT MARCAM SOLUTIONS

Marcam Solutions, Inc. (NASDAQ:MRCM) is a global provider of process enterprise resource planning (ERP) and enterprise asset management (EAM) solutions, enabling more than one thousand customers to achieve true enterprise operational excellence. Serving AS/400, UNIX and NT environments, Marcam's solutions are differentiated by their advanced functionality which provides strong fit to vertical markets as well as of integration to complementary industry solutions.

Marcam's process ERP solutions address the unique requirements of its target markets: food, beverage, and chemical industries. The Protean and PRISM solutions encompass a broad range of applications including production, planning, inventory, procurement, order management, costing, financials and maintenance.

Avantis is Marcam's best of breed solution for the EAM market. The Avantis.XA and Avantis.Pro suites provide extensive functionality including maintenance management, MRO inventory control and procurement. Targeted to Fortune 500 companies, Avantis is widely used in capital-intensive industries such as chemical, metals & mining, and pulp & paper, and for facilities management in areas such as education and municipalities.

Headquartered in Newton, Massachusetts, the company is represented in more than 40 countries. For more information, visit Marcam at http://www.marcam.com and Avantis at http://www.avantis.marcam.com.

     (C) 1999 Marcam Solutions, Inc. All rights reserved, Marcam, PRISM, Protean and Avantis are registered trademarks of Marcam Solutions, Inc. Portions of PRISM and Protean are the subject of U.S. Patent numbers 4,864,507, 5,493,671 and 5,737,609. Other patents pending. Other product,
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Marcam Solutions - News and Events                                   Page 3 of 3

company and service names mentioned herein may be trademarks or service marks of their respective holders.